

**BRAMBLES**

3 September 2002

**BRAMBLES INDUSTRIES PLC**
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED
SEP 1 0 2002
165

**Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)**

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

Sandra Walters
Assistant Company Secretary

**BRAMBLES INDUSTRIES LIMITED**
**HOLDING IN COMPANY**

On 3 September 2002, Commonwealth Bank of Australia and its subsidiaries notified the Australian Stock Exchange that they had ceased to be a substantial shareholder in Brambles Industries Limited on 29 August 2002.

3 September 2002

Contact:         Sandra Walters, Assistant Company Secretary
Tel 020 7659 6039